NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 05, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 22, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between CC Neuberger Principal Holdings II and Getty Images became effective on July 22, 2022. The CC Neuberger Principal Holdings II Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant, automatically separated into the component securities, and, as a result, no longer trade as a separate security. Each share of CC Neuberger Principal Holdings II Class A Ordinary Share was converted into the right to receive one share of Class A Common Stock of Getty Images Holdings, Inc. Each share of CC Neuberger Principal Holdings II Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50, was converted into the right to receive one Getty Images Holdings, Inc. Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 25, 2022.